Exhibit 21.1

Subsidiaries of
American Medical Systems Holdings, Inc.	Jurisdiction of Incorporation
American Medical Systems, Inc.	Delaware
American Medical Systems Australia Pty. Ltd.	Australia
American Medical Systems Benelux B.V.B.A.	Belgium
American Medical Systems Canada Inc.	Canada
American Medical Systems France S.A.S.	France
American Medical Systems Deutschland GmbH	Germany
American Medical Systems Iberica S.L.	Spain
American Medical Systems UK Ltd.	United Kingdom
AMS Research Corporation	Delaware
AMS Sales Corporation	Delaware
American Medical Systems Gynecology Inc.	California
American Medical Systems Europe B.V.	The Netherlands
TherMatrx, Inc.	Delaware
AMS — American Medical Systems do Brasil Produtos Urológicos e Ginecológicos Ltda.	Brazil
Influence Medical Technologies, Ltd.	Israel
Cryogen Europe S.A.S.	France